August 2, 2013

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN: Mark P. Shuman

Branch Chief - Legal

Re: 800 Commerce, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed June 14, 2013

File No. 333-184459

Dear Mr. Shuman:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated June 27, 2013, with respect to the above-referenced filing. Amendment No. 5 to Registration Statement on Form S-1/A of 800 Commerce, Inc., a Florida corporation (the “Company”), incorporates our responses to your comments. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	We note your response to prior comment 1 and the quantitative disclosure regarding payments from FrontStream Payments that you added to Results of Operations. Please include a materially complete description of your relationship with FrontStream Payments, including, but not limited to, the terms of your referral marketing agreement with them.

Response 1: We have included a description of the terms of our agreement with FrontStream Payments. The agreement was filed as Exhibit 10.14 as part of Form S-1/A Amendment No. 3, filed on April 25, 2013.

How We Compensate Our Management, page 30

2.	Please include disclosure consistent with your responses to prior comments 8, 9 and 10.

Response 2: We have included disclosure consistent with our prior responses.

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 42

3.	We note your response to prior comment 2 and your disclosure on page 13 that the fees from Payventures are received in exchange for your issuance of 500,000 shares of your common stock to Payventures. Therefore, this appears to be a stock transaction and the fees received from Payventures are consideration received for the sale of your common stock, rather than revenue. Please advise.

Response 3: The Company issued 500,000 shares of common stock to Payventures in exchange for the Company acquiring and Payventures assigning an account to the Company, pursuant to an Assignment Agreement (the “Agreement”) dated August 1, 2012, between Payventures and the Company. The Company records the residual fee income acquired from the Payventure’s assigned account as revenues and records as cost of sales the associated costs. The 500,000 shares of common stock were valued at $125,000 ($0.25 per share based on the most recent private placement at the time of issuance). The Company is amortizing the $125,000 over the initial one year term of the Agreement, and accordingly, $52,083 has been recognized as additional cost of sales in the revised December 31, 2012 audited financial statements of the Company, included in Amendment 5 to the Company’s Registration Statement on Form S-1/A (the “Amended Registration Statement”). The remaining unamortized amount as of December 31, 2012, of $72,917 (shown in the equity section of the revised balance sheet) will be recognized in cost of sales as a monthly expense of $10,417 from January through July, 2013. The Company has also included revised financial statements in the Amended Registration Statement for the three months ended March 31, 2013 to recognize $31,250 of additional cost of sales expense. As of March 31, 2013, there remains an unamortized balance (shown in the equity section of the revised balance sheet) of $40,417. Upon the effectiveness of the Registration Statement, the Company will continue to receive fees substantially in the same monthly amount (approximately $30,000) currently being received. Cost of sales will be substantially reduced, as Payventures will now be able to monetize the 500,000 shares they received as compensation for the assigned account. The Company may be required to pay additional costs, if the Company wants to continue to have the account assigned to them after the initial one year from effectiveness.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

B. Michael Friedman,

President

cc: Harold H. Martin, Esq.

Martin & Pritchett, P.A.